UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 15, 2024

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to MAK Cooperation Agreement

On October 16, 2024, Yatra Online, Inc. (the “Company”) entered into the Second Amendment to the Cooperation Agreement (“Second Amendment”) amending the Cooperation Agreement dated July 17, 2022 with MAK Capital One L.L.C. and MAK CAPITAL FUND LP, as earlier amended by the First Amendment dated August 29, 2023 (as amended, the “MAK Cooperation Agreement”). The Second Amendment, among other things, extends the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on October 16, 2024, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2025 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement).

The foregoing description of the Second Amendment is only a summary and is qualified in its entirety by reference to the Second Amendment attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Update on Material Litigation against TSI Yatra Private Limited (“TSI”), a wholly owned subsidiary of Yatra Online Limited, an indirect subsidiary of the Company

An operational creditor of TSI, Ezeego Travels & Tours Ltd. (“Ezeego”) (currently under liquidation) had filed a petition (“Petition”) for initiation of the Corporate Insolvency Resolution Process under the Insolvency and Bankruptcy Code, 2016 (“IBC”) against TSI before the Hon’ble National Company Law Tribunal, New Delhi (“NCLT”). The Petition alleged unpaid dues amounting to INR 219.77 million (consisting of INR 148.69 million as principal outstanding and INR 71.08 million as interest) from TSI pursuant to a certain Bank Confirmation Agreement entered with Ezeego, whereby Ezeego was to provide discounts on the invoices raised by TSI.

TSI had sought dismissal of the claim before the NCLT primarily on the grounds that the alleged claim is a subject matter of reconciliation and that the date of default falls in the period of section 10A of the IBC. On October 15, 2024, the NCLT issued an order (“Impugned Order”) to admit the Petition.

On October 17, 2024, TSI filed an appeal challenging the Impugned Order to the Hon’ble National Company Law Appellate Tribunal, New Delhi (“Appellate Tribunal”). The Appellate Tribunal has stayed the operation of the Impugned Order by an order pronounced on October 18, 2024. TSI intends to vigorously defend against the claim brought by Ezeego, but the Company is unable to predict the final outcome of this matter.

Exhibit Index

Exhibit No.	Description

99.1	Second Amendment to the Cooperation Agreement, dated October 16, 2024 between Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: October 18, 2024	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer